UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C.  20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             US Industrial Services, Inc.
                             ----------------------------

                                   (Name of Issuer)

                             Common Stock, $.01 par value
                             ----------------------------

                            (Title of Class of Securities)

                                     90332T 10 6
                                     -----------

                                    (CUSIP Number)


                                 ALBERT V. FURMAN III
                                       Manager
                                USIS Acquisition, LLC
                             8111 Preston Road, Suite 715
                                 Dallas, Texas 75225
                                    (214) 891-9698

          -----------------------------------------------------------------

          (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                    July 24, 1998
          ----------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

           CUSIP NO.  90332T 10 6               PAGE 2 OF 6 PAGES
           --------------------------           ------------------------------


            1.   NAME OF REPORTING PERSON
            --   --------------------------------------------------------------

                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 USIS Acquisition, LLC
                 52-2114311
                 --------------------------------------------------------------
            2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) []
                                                                         (b) []
            --   --------------------------------------------------------------
            3.   SEC USE ONLY
            --   --------------------------------------------------------------

            4.   SOURCE OF FUNDS*

                 WC, OO
            --   --------------------------------------------------------------

            5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(E)                              []
            --   --------------------------------------------------------------
            6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
            --   --------------------------------------------------------------
                         7.   SOLE VOTING POWER
            NUMBER OF
                              5,295,858
              SHARES     ------------------------------------------------------
                         8.   SHARED VOTING POWER
           BENEFICIALLY       -0-
             OWNED BY    --   -------------------------------------------------
                         9.   SOLE DISPOSITIVE POWER
              EACH             5,295,858

                         --   -------------------------------------------------
            REPORTING
                         10.  SHARED DISPOSITIVE POWER
           PERSON WITH
                              -0-
                         --   -------------------------------------------------
           11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 5,295,858
                 --------------------------------------------------------------
            --
           12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                     []
            --   --------------------------------------------------------------


           13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 60.4%
            --   --------------------------------------------------------------

           14.   TYPE OF REPORTING PERSON*

                            OO
            --   --------------------------------------------------------------

          ITEM 1.   SECURITY AND ISSUER

               The securities covered by this Schedule 13D are shares of common stock, $.01 par value (the "Common Stock"), of US Industrial Services, Inc., a Delaware corporation (the
           Company ). The Company s principal executive offices are located at 54 Stiles Road, Salem, New Hampshire 03079.

          ITEM 2.   IDENTITY AND BACKGROUND

          (a) and
           (b) This statement on Schedule 13D is being filed by USIS Acquisition, LLC, a Delaware limited liability company ("USIS"). The principal business of USIS is managing its investment in the Company. The address of USIS is 8111 Preston Road, Suite 715, Dallas, Texas 75225.

          (c)  The principal occupation of the sole manager of USIS, Albert
               V. Furman III, is Director and Chairman of the Investment Committee of Texas Heritage Bancorp of Round Rock, Texas. The sole member of USIS is Arctic Circle, Ltd., a BVI corporation ("Arctic Circle"). Mr. Furman is the sole officer and sole director of Arctic Circle, and none of Arctic Circle's shareholders have voting control.

          (d) During the past five years, neither USIS nor its sole member (Arctic Circle) or sole manager (Mr. Furman) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) During the past five years, neither USIS nor its sole member (Arctic Circle) or sole manager (Mr. Furman) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The sole manager of USIS, Mr. Furman, is a U.S. citizen, while the sole member, Arctic Circle, is a BVI corporation.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The source and the amount of funds or other consideration used by USIS in making its purchase of the $17,900,000 convertible note of the Company (the "Convertible Note") from American Eco Corporation ("American Eco") was as follows:

               $5,000,000 was paid to American Eco on July 24, 1998 from the USIS working capital;

               $12,900,000 was provided in the form of a note to American Eco, bearing interest at 10%, payable on January 29, 1999 (the "Promissory Note"). The Promissory Note is secured by a Stock Pledge Agreement granting American Eco a security interest in all of the Company's Common Stock held by USIS (the "Collateral").

          ITEM 4.   PURPOSE OF TRANSACTION

               USIS was formed on July 2, 1998, for the purpose of acquiring a controlling interest in USIS. USIS acquired the Convertible Note with the intention of converting it into common shares of the Company. The conversion price was $3.38 per share, based upon 85% of the average five days' closing price prior to the conversion date. Upon the conversion, which occurred on July 27, 1998, USIS acquired 5,295,858 shares of the Company's Common Stock. Mr. Furman became Chairman and CEO of USIS on August 4, 1998, replacing Frank Fradella, who had resigned on July 21, 1998. Also, Mr. C. Thomas Mulligan was appointed Vice President, CFO, Secretary and General Counsel on August 4, 1998.

               USIS currently has no plans to acquire additional equity in the Company or to engage in any transactions described in Paragraphs (b) through (i) of this Item. Any decision by USIS in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

          ITEM 5.   INTEREST IN SECURITIES

          (a) Upon conversion of the Convertible Note, which occurred on July 27, 1998, USIS acquired 5,295,858 shares of the Company s Common Stock, which represented 60.4% of the then outstanding shares of Common Stock.

          (b)  Number of shares as to which USIS has:

                    sole power to vote or direct the vote:
                    5,295,858

                    shared power to vote or direct the vote:
                    0

                    sole power to dispose or direct the disposition:
                    5,295,858

                    shared power to dispose or direct the disposition:
                    0

          (c) Other than the acquisition of the Convertible Note on July 24, 1998, and subsequent conversion of the Convertible Note on July 27, 1998, neither USIS nor its sole manager or sole member has engaged in any transactions in the Common Stock within the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.



          ITEM 6.   CONTRACTS,     ARRANGEMENTS,     UNDERSTANDINGS      OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Pursuant  to the  Stock Pledge  Agreement, USIS  pledged the
          Collateral to American Eco to secure the due and punctual payment and other performance of USIS's obligations under the Promissory Note (the "Obligations"). Upon the occurrence of an event of default under the Stock Pledge Agreement, American Eco would have certain rights with respect to the Collateral including the right to exercise creditor's remedies generally as well as the right to transfer the Collateral into American Eco's name or that of its nominee and the right to foreclose upon and sell the Collateral at a public or private sale at which American Eco may purchase the Collateral. Upon the occurrence of an Event of Default, American Eco may, at its option, exercise all voting rights pertaining to the Collateral, including the right to take shareholder action by written consent, until the termination of the Stock Pledge Agreement according to its terms.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               1. Letter Agreement between American Eco and USIS, dated July 24, 1998.
               2. Secured Promissory Note from USIS as Maker to American Eco as Holder, dated July 24, 1998.
               3. Stock Pledge Agreement between American Eco and USIS, dated July 24, 1998.

                                      SIGNATURE
                                      ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                        USIS ACQUISITION, LLC


          Date: August 5, 1998          By: /s/ Albert V. Furman III
                                           ------------------------
                                         Albert V. Furman III
                                         Manager

                              EXHIBIT INDEX

       Exhibit              Description
       -------              -----------

          1.   		Letter Agreement between American Eco and USIS, dated
                          July 24, 1998.

          2.   		Secured Promissory Note from USIS as Maker to American
                          Eco as Holder, dated July 24, 1998.

          3.   		Stock Pledge Agreement between American Eco and USIS,
                          dated July 24, 1998.